================================================================================



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                          ----------------------------



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                              Omega Worldwide, Inc.
                                (Name of Issuer)


                     Common Stock, Par Value $0.10 Per Share
                         (Title of Class of Securities)

                                    68210B108
                                 (CUSIP Number)

Hamilton D. Anstead                            with a copy to:
Chief Executive Officer                        Timothy B. Goodell, Esq.
Four Seasons Health Care Limited               White & Case LLP
Alderley Road                                  1155 Avenue of the Americas
Wilmslow, Cheshire  SK9 1NX                    New York, NY 10036
(44-1625) 417-800                              (212) 819-8200

           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                 August 1, 2002
                              --------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.




================================================================================

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Delta I Acquisition, Inc.

-------- -----------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED* BY EACH REPORTING PERSON             None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            5,119,646**
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            5,119,646**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------


*Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of this Schedule 13D, pursuant to which certain holders of shares of common stock, par value $0.10 per share (the "Common Stock"), of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Agreement and Plan of Merger, dated as of August 1, 2002, by and among Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. (the "Merger Agreement"); to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of this Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Delta I Acquisition, LLC

-------- -----------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Delaware
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED* BY EACH REPORTING PERSON             None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            5,119,646**
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            5,119,646**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

*Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of this Schedule 13D, pursuant to which certain holders of shares of Common Stock of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of this Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Four Seasons Health Care (Capital) Limited

-------- -----------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED* BY EACH REPORTING PERSON             None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            5,119,646**
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            5,119,646**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

*Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of this Schedule 13D, pursuant to which certain holders of shares of Common Stock of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of this Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Four Seasons Health Care Holdings PLC

-------- -----------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED* BY EACH REPORTING PERSON             None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            5,119,646**
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            5,119,646**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

*Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of this Schedule 13D, pursuant to which certain holders of shares of Common Stock of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of this Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Four Seasons Health Care Investments Limited

-------- -----------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED* BY EACH REPORTING PERSON             None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            5,119,646**
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            5,119,646**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

*Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of this Schedule 13D, pursuant to which certain holders of shares of Common Stock of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of this Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Four Seasons Health Care Limited

-------- -----------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         AF; BK; OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED* BY EACH REPORTING PERSON             None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            5,119,646**
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            5,119,646**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO, HC
-------- -----------------------------------------------------------------------

*Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of this Schedule 13D, pursuant to which certain holders of shares of Common Stock of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of this Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alchemy Partners (Guernsey) Limited

-------- -----------------------------------------------------------------------
2                   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) |_|
                                                                        (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         OO

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         Guernsey
----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED* BY EACH REPORTING PERSON             None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            5,119,646**
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            5,119,646**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                |_|
-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         CO
-------- -----------------------------------------------------------------------

*Beneficial ownership is based solely on the provisions of (i) the Tender and Option Agreements and Irrevocable Proxies described in Item 6 of this Schedule 13D, pursuant to which certain holders of shares of Common Stock of Omega Worldwide, Inc., a Maryland corporation, have individually agreed with Delta I Acquisition, Inc., Four Seasons Health Care Limited and Omega Worldwide, Inc. to: tender in the Offer (defined below) such stockholder's shares of Common Stock; to vote (or cause to be voted) such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to Delta I Acquisition, Inc. and Four Seasons Health Care Limited an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock of Omega Worldwide, Inc. owned by such stockholder, and (ii) the Stock Purchase Agreement described in Item 6 of this Schedule 13D, pursuant to which Omega Healthcare Investors, Inc. has agreed to sell to Delta I Acquisition, Inc. 260,000 shares of Series C Preferred Shares of Omega Worldwide, Inc. which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to Delta I Acquisition, Inc. and Four Seasons Health Care Limited to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

-------- -----------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Alchemy Partners LLP

-------- -----------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) |_|
                                                                         (b) |_|

-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        SOURCE OF FUNDS
         N/A

-------- -----------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED            |_|
         PURSUANT TO ITEMS 2(d) or 2(e)

-------- -----------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         England and Wales

----------------------------------- ------- ------------------------------------
NUMBER OF SHARES BENEFICIALLY       7       SOLE VOTING POWER
OWNED* BY EACH REPORTING PERSON             None
WITH
                                    ------- ------------------------------------
                                    8       SHARED VOTING POWER
                                            5,119,646**
                                    ------- ------------------------------------
                                    9       SOLE DISPOSITIVE POWER
                                            None
                                    ------- ------------------------------------
                                    10      SHARED DISPOSITIVE POWER
                                            5,119,646**
-------- -----------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         5,119,646**
-------- -----------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
         CERTAIN SHARES                                                      |_|

-------- -----------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         40.6%***
-------- -----------------------------------------------------------------------
14       TYPE OF REPORTING PERSON
         PN
-------- -----------------------------------------------------------------------
*Alchemy Partners LLP is listed here solely because of its ownership of the entire issued share capital of Alchemy Partners (Guernsey) Limited. Alchemy Partners LLP disclaims beneficial ownership of the shares of Common Stock reported on the previous cover pages as beneficially owned by Delta I Acquisition, Inc., Delta I Acquisition, LLC, Four Seasons Health Care (Capital) Limited, Four Seasons Health Care Holdings PLC, Four Seasons Health Care Investments Limited, Four Seasons Health Care Limited and Alchemy Partners (Guernsey) Limited.

** Included in this figure are 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock.

*** This percentage reflects an adjustment to outstanding shares of Common Stock to reflect the converted Series C Preferred Shares.

     This  statement  on  Schedule  13D (this  "Scheudle  13D")  relates  to the
Agreement and Plan of Merger, dated as of August 1, 2002 (the "Merger Agreement"), by and among Delta I Acquisition, Inc., a Delaware corporation (the "Purchaser"), Four Seasons Health Care Limited, a private company organized under the laws of England and Wales (the "Parent") and Omega Worldwide, Inc., a Maryland corporation (the "Company"). Pursuant to the Merger Agreement, the Purchaser is making an offer (the "Offer") to purchase all of the outstanding shares of common stock, par value $0.10 per share (the "Common Stock"), of the Company.

     This Schedule 13D also relates to the Tender and Option Agreements and Irrevocable Proxies, dated as of August 1, 2002 (the "Tender and Option Agreements"), among the Purchaser, the Parent, the Company and certain holders of Common Stock (the "Stockholders") who beneficially own, in the aggregate, 4,859,646 shares of Common Stock. The shares of Common Stock beneficially owned by the Stockholders represent, in the aggregate, approximately 39.3% of the issued and outstanding shares of Common Stock (38.3% on a fully diluted basis). Pursuant to the Tender and Option Agreements, each of the Stockholders has individually agreed: to tender in the Offer such Stockholder's shares of Common Stock; to vote (or cause to be voted) such Stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; to grant proxies to the Purchaser and the Parent to vote such Stockholder's shares of Common Stock in favor of the transactions contemplated by the Merger Agreement; and to grant to the Purchaser and the Parent an irrevocable option to purchase, under certain circumstances, all of the shares of Common Stock owned by such Stockholder. This Schedule 13D also relates to the Stock Purchase Agreement, dated as of August 1, 2002, among Omega Healthcare Investors, Inc. ("OHI"), the Purchaser and the Parent (the "Preferred Stock Purchase Agreement"), pursuant to which OHI has agreed to sell to the Purchaser 260,000 shares of Series C Preferred Shares of the Company which are convertible into 260,000 shares of Common Stock; to vote the Series C Preferred Shares owned by it in favor of the transactions contemplated by the Merger Agreement; and to grant proxies to the Purchaser and the Parent to vote such shares of Series C Preferred Shares in favor of the transactions contemplated by the Merger Agreement. The Merger Agreement requires the Purchaser to accept for payment and pay for all shares of Common Stock owned by the Stockholders if the Purchaser accepts for payment any shares of Common Stock pursuant to the Offer. If any shares of Common Stock owned by the Stockholders are for any reason withdrawn from the Offer or are not purchased pursuant to the Offer, such shares will remain subject to the terms of the Tender and Option Agreements until the termination of the Tender and Option Agreements.

Item 1.  Security and Issuer

     This Schedule 13D relates to the shares of Common Stock. The principal executive offices of the Company are located at 1905 Pauline Boulevard, Suite 1, Ann Arbor, Michigan 48103.

Item 2.  Identity and Background

     This Schedule 13D is being filed by the Purchaser, the Parent, Delta I Acquisition, LLC, Four Seasons Health Care (Capital) Limited, Four Seasons Health Care Holdings PLC, Four Seasons Health Care Investments Limited, Alchemy Partners (Guernsey) Limited and Alchemy Partners LLP (each a "Reporting Person" and collectively, the "Reporting Persons").

     The Purchaser, a Delaware corporation with its principal executive offices at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, is a wholly owned subsidiary of Delta I Acquisition, LLC and an indirect wholly owned subsidiary of the Parent, and has been formed solely for the purpose of the Offer and the transactions contemplated by the Merger Agreement and does not conduct any unrelated business activities. Delta I Acquisition, LLC, a Delaware limited liability company, is a holding company with its principal executive offices at Emerson Court, Alderley Road, Wilmslow, Cheshire SK 9 1NX and has been formed solely for the purposes of the Offer and the transactions contemplated by the Merger Agreement and does not conduct any unrelated business activities. The sole member of Delta I Acquisition, LLC is Four Seasons Health Care (Capital) Limited. Four Seasons Health Care (Capital) Limited, a private holding company organized under the laws of England and Wales, with its principal executive offices at Emerson Court, Alderley Road, Wilmslow, Cheshire SK 9 1NX, is a wholly owned subsidiary of Four Seasons Health Care Holdings PLC, and has been formed solely for the purposes of the Offer and the transactions contemplated by the Merger Agreement and does not conduct any unrelated business activities. Four Seasons Health Care Holdings PLC, a public limited company organized under the laws of England and Wales and a wholly owned subsidiary of Four Seasons Health Care Investments Limited, with its principal executive offices at Emerson Court, Alderley Road, Wilmslow, Cheshire SK 9 1NX, is a holding company. Four Seasons Health Care Investments Limited, a private company organized under the laws of England and Wales and a wholly owned subsidiary of the Parent, with its principal executive offices at Emerson Court, Alderley Road, Wilmslow, Cheshire SK 9 1NX, is a holding company. Through its subsidiaries, the Parent, a private company organized under the laws of England and Wales with its principal executive offices at Emerson Court, Alderley Road, Wilmslow, Cheshire SK 9 1NX, invests in and operates facilities in the United Kingdom, Scotland, Northern Ireland and the Isle of Man for the care of elderly or mentally infirm people. The Parent also provides specific services for respite care, rehabilitation, intermediate care, terminal and palliative care as well as care for younger persons suffering from chronic conditions. Participants in the Alchemy Investment Plan, a private equity investment vehicle, indirectly own approximately 88% of the Parent. Alchemy Partners (Guernsey) Limited, a registered Guernsey company with its principal executive offices at Trafalgar Court, Les Banques, St. Peter Port, Guernsey, manages the Alchemy Investment Plan in accordance with the discretionary authority given to it pursuant to the terms of the Alchemy Investment Plan. The remainder of the shares of the Parent are held by certain of the Parent's senior executives and one former executive. Alchemy Partners (Guernsey) Limited carries out investments based on recommendations put forward by Alchemy Partners LLP. Alchemy Partners (Guernsey) Limited considers all recommendations and is solely responsible for the final decision to invest. Alchemy Partners LLP, a limited liability partnership organized under the laws of England and Wales with its executive offices at 20 Bedfordbury, London, WC2N 4B, is a venture capital investment advisory business which provides investment advice to Alchemy Partners (Guernsey) Limited. Alchemy Partners LLP is listed as a Reporting Person solely because of its ownership of the entire issued share capital of Alchemy Partners (Guernsey) Limited. Alchemy Partners LLP disclaims beneficial ownership of the shares of Common Stock beneficially owned by the other Reporting Persons.

     With respect to the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited, the information set forth in the section of the Offer to Purchase entitled Section 8-"Certain Information Concerning the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited" and in Schedule I to the Offer to Purchase is incorporated herein by reference. A copy of the Offer to Purchase is filed as
Exhibit 1 to this Schedule 13D.

     During the last five years, none of Delta I Acquisition, LLC, Four Seasons Health Care (Capital) Limited, Four Seasons Health Care Holdings PLC, Four Seasons Health Care Investments Limited and Alchemy Partners LLP, or, to the best of their knowledge, any of the persons listed on Exhibit 6 to this Schedule 13D (i)has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws. The information set forth in Exhibit 6 to this Schedule 13D is incorporated herein by reference.

Item 3.  Source and Amount of Funds or Other Consideration

     The information set forth in the section of the Offer to Purchase  entitled
Section 9-"Source and Amount of Funds" is incorporated herein by reference.


Item 4.  Purpose of the Transaction

     The information set forth in the sections of the Offer to Purchase entitled "Introduction," Section 7-"Certain Information Concerning the Company," Section 8-"Certain Information Concerning the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited," Section 10-"Background of the Offer," Section 11-"Purpose of the Offer; Plans for the Company; Certain Agreements," Section 12-"Dividends and Distributions" and Section 13-"Effect of the Offer on the Market for the Shares of Common Stock; Exchange Act Registration" is incorporated herein by reference. This Schedule 13D relates to the transactions contemplated by (i) the Merger Agreement, (ii) the Tender and Option Agreements and (iii) the Preferred Stock Purchase Agreement.

     Except as set forth in this Item 4, none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

     (a) As a result of the Tender and Option Agreements, the Reporting Persons may be deemed to be the beneficial owners of 5,119,646 shares of Common Stock, which represents in the aggregate approximately 40.6% of the outstanding shares of Common Stock (included in the outstanding shares of Common Stock for this purpose is 260,000 shares of Series C Preferred Shares that, if converted, would total 260,000 shares of Common Stock). The information set forth in Schedule I of the Offer to Purchase and Exhibit 6 to this Schedule 13D is incorporated herein by reference.

     (b) The number of shares of Common Stock that may be deemed to be beneficially owned by each of the Reporting Persons with respect to which there is (i) sole voting power is none, (ii) shared voting power is 5,119,646, (iii) sole dispositive power is none, and (iv) shared dispositive power is 5,119,646. The information set forth in Schedule I to the Offer to Purchase and Exhibit 6 to this Schedule 13D is incorporated herein by reference.

     (c) The information set forth in the section of the Offer to Purchase entitled Section 8-"Certain Information Concerning the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited" is incorporated herein by reference.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     The information set forth in the sections of the Offer to Purchase entitled "Introduction," Section 10-"Background of the Offer," Section 11-"Purpose of the Offer; Plans for the Company; Certain Agreements" and Section 8-"Certain Information Concerning the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited" is incorporated herein by reference. A copy of the Joint Filing Agreement is filed as Exhibit 4 to this Schedule 13D.

Item 7. Material to Be Filed as Exhibits

Exhibit No.            Exhibit Name

1.        Offer to Purchase, dated August 7, 2002. (1)

2. Merger Agreement, dated as of August 1, 2002, by and among the Purchaser, the Parent and the Company. (2)

3.1 Form of Tender and Option Agreement and Irrevocable Proxy, dated as of August 1, 2002, among the Parent, the Purchaser, the Company and certain Stockholders. (3)

3.2 Stock Purchase Agreement, dated as of August 1, 2002, by and among the Purchaser, the Parent and OHI. (4)

3.3 Option Agreement, dated as of August 1, 2002, between the Parent and the Company. (5)

4. Joint Filing Agreement, dated as of August 12, 2002, among the Reporting Persons.

5.1 L59,000,000 Senior Credit Agreement, dated as of August 1, 2002, by and among the Parent, Four Seasons Health Care Holdings PLC, the Guarantors listed on Schedule 3 thereto, Barclays Bank PLC as Arranger, Facility Agent and Security Agent and the Lenders listed on
          Schedule 1 thereto. (6)

5.2 Security and Pledge Agreement, dated as of August 1, 2002, by and among the Purchaser, Delta I Acquisition, LLC, the other grantors party thereto and Barclays Bank PLC as Collateral Agent. (7)

5.3 Intercreditor Deed, dated as of August 1, 2002, by and among the Parent, Four Seasons Health Care Holdings PLC, Barclays Bank PLC, the Guarantors listed on Schedule 1 thereto, the Intra-Group Creditors listed on Schedule 1 thereto, the Investors listed on Schedule 1 thereto, Barclays Bank PLC as Facility Agent for the Lenders and Barclays Bank PLC as agent and trustee for the Finance Parties under the Security Documents. (8)

5.4 Share Pledge Agreement, dated as of August 1, 2002, between Four Seasons Health Care (Capital) Limited and Barclays Bank PLC as Collateral Agent. (9)

6. Information concerning the directors and executive officers of Delta I Acquisition, LLC, Four Seasons Health Care (Capital) Limited, Four
          Seasons Health Care Holdings PLC and Four Seasons Health Care Investments Limited.

-----------------------

(1) Incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(2) Incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(3) Incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002. The Purchaser, the Parent and the Company entered into multiple Tender and Option Agreements, each dated as of August 1, 2002, with individual stockholders of the Company who beneficially own, in the aggregate, approximately 39.3% of the issued and outstanding shares of Common Stock (38.3% on a fully diluted basis). Each of the agreements is substantially in the form of Exhibit 3.1 to this Schedule 13D. The stockholders (and the shares of Common Stock owned by each which are subject to the Tender and Option Agreements) are: Essel W. Bailey, Jr.

     (955,434); James E. Eden (8,421); Mark David Gosling (1,000); Anil K. Gupta (15,000); Chee Jap (11,000); Harold J. Kloosterman (64,863); Bernard J. Korman (357,613); Todd P. Robinson (1,203,342); John Storey (5,500); Omega Healthcare Investors Inc. (1,163,061); Ashbourne Consolidated Group Ltd. (1,074,412).

(4) Incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(5) Incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(6) Incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(7) Incorporated by reference to Exhibit (b)(2) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(8) Incorporated by reference to Exhibit (b)(3) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(9) Incorporated by reference to Exhibit (b)(4) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

                                   SIGNATURES
                                   ----------


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2002


                                        DELTA I ACQUISITION, INC.



                                        By:  /s/ Laurence McNairn
                                           -------------------------------------
                                           Name:  Laurence McNairn
                                           Title:  President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2002


                                        DELTA I ACQUISITION, LLC



                                        By: /s/ Hamilton Anstead
                                           -------------------------------------
                                           Name:  Hamilton Anstead
                                           Title:  President


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2002

                                      FOUR SEASONS HEALTH CARE (CAPITAL) LIMITED


                                      By: /s/ Hamilton Anstead
                                         ---------------------------------------
                                         Name:  Hamilton Anstead
                                         Title:  Director

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2002


                                     FOUR SEASONS HEALTH CARE HOLDINGS PLC


                                     By: /s/ Hamilton Anstead
                                        ----------------------------------------
                                           Name:  Hamilton Anstead
                                           Title:  Director



          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2002

                                    FOUR SEASONS HEALTH CARE INVESTMENTS LIMITED



                                    By: /s/ Hamilton Anstead
                                       -----------------------------------------
                                       Name:  Hamilton Anstead
                                       Title:  Director


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2002


                                     FOUR SEASONS HEALTH CARE LIMITED



                                     By: /s/ Hamilton Anstead
                                        ---------------------------------------
                                        Name:  Hamilton Anstead
                                        Title:  Hamilton Anstead

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2002


                                       ALCHEMY PARTNERS (GUERNSEY) LIMITED



                                       By: /s/ Laurence McNairn
                                          --------------------------------------
                                          Name:  Laurence McNairn
                                          Title:  Director

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  August 12, 2002



                                        ALCHEMY PARTNERS LLP



                                        By: /s/ Martin Bolland
                                           -----------------------------------
                                           Name:  Martin Bolland
                                           Title:  Partner

                                  EXHIBIT INDEX

Exhibit No.            Exhibit Name

1.        Offer to Purchase, dated August 7, 2002. (1)

2. Merger Agreement, dated as of August 1, 2002, by and among the Purchaser, the Parent and the Company. (2)

3.1 Form of Tender and Option Agreement and Irrevocable Proxy, dated as of August 1, 2002, among the Parent, the Purchaser, the Company and certain Stockholders. (3)

3.2 Stock Purchase Agreement, dated as of August 1, 2002, by and among the Purchaser, the Parent and OHI. (4)

3.3 Option Agreement, dated as of August 1, 2002, between the Parent and the Company. (5)

4. Joint Filing Agreement, dated as of August 12, 2002, among the Reporting Persons.

5.1 L59,000,000 Senior Credit Agreement, dated as of August 1, 2002, by and among the Parent, Four Seasons Health Care Holdings PLC, the Guarantors listed on Schedule 3 thereto, Barclays Bank PLC as Arranger, Facility Agent and Security Agent and the Lenders listed on
          Schedule 1 thereto. (6)

5.2 Security and Pledge Agreement, dated as of August 1, 2002, by and among the Purchaser, Delta I Acquisition, LLC, the other grantors party thereto and Barclays Bank PLC as Collateral Agent. (7)

5.3 Intercreditor Deed, dated as of August 1, 2002, by and among the Parent, Four Seasons Health Care Holdings PLC, Barclays Bank PLC, the Guarantors listed on Schedule 1 thereto, the Intra-Group Creditors listed on Schedule 1 thereto, the Investors listed on Schedule 1 thereto, Barclays Bank PLC as Facility Agent for the Lenders and Barclays Bank PLC as agent and trustee for the Finance Parties under the Security Documents. (8)

5.4 Share Pledge Agreement, dated as of August 1, 2002, between Four Seasons Health Care (Capital) Limited and Barclays Bank PLC as Collateral Agent. (9)

6. Information concerning the directors and executive officers of Delta I Acquisition, LLC, Four Seasons Health Care (Capital) Limited, Four
          Seasons Health Care Holdings PLC and Four Seasons Health Care Investments Limited.

------------------------

(1) Incorporated by reference to Exhibit (a)(1) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(2) Incorporated by reference to Exhibit (d)(1) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(3) Incorporated by reference to Exhibit (d)(2) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002. The Purchaser, the Parent and the Company entered into multiple Tender and Option Agreements, each dated as of August 1, 2002, with individual stockholders of the Company who beneficially own, in the aggregate, approximately 39.3% of the issued and outstanding shares of Common Stock (38.3% on a fully diluted basis). Each of the agreements is substantially in the form of Exhibit 3.1 to this Schedule 13D. The stockholders (and the shares of Common Stock owned by each which are subject to the Tender and Option Agreements) are: Essel W. Bailey, Jr. (955,434); James E. Eden (8,421); Mark David Gosling (1,000); Anil K. Gupta (15,000); Chee Jap (11,000); Harold J. Kloosterman (64,863); Bernard J. Korman (357,613); Todd P. Robinson (1,203,342); John Storey (5,500); Omega Healthcare Investors Inc. (1,163,061); Ashbourne Consolidated Group Ltd. (1,074,412).

(4) Incorporated by reference to Exhibit (d)(3) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(5) Incorporated by reference to Exhibit (d)(4) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(6) Incorporated by reference to Exhibit (b)(1) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(7) Incorporated by reference to Exhibit (b)(2) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(8) Incorporated by reference to Exhibit (b)(3) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.

(9) Incorporated by reference to Exhibit (b)(4) to the Schedule TO filed by the Purchaser, the Parent and Alchemy Partners (Guernsey) Limited on August 7, 2002.






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